SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2006

                        Commission File Number: 011-16245

                            W.P. STEWART & CO., LTD.
                     (Translation of Registrant's Name Into
                                    English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F |X|     Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1: _______

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: _______

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|           No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                            W.P. STEWART & CO., LTD.

See press release attached hereto dated January 31, 2006 regarding the Company's fourth quarter and year end 2005 earnings.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       W.P. STEWART & CO., LTD.


Date: February 1, 2006                 By: /s/ Rocco Macri
                                           ---------------------------------
                                           Name:   Rocco Macri
                                           Title:  Managing Director &
                                                   Chief Operating Officer

                    [LETTERHEAD OF W.P. STEWART & CO., LTD.]

                                                                   PRESS RELEASE

31 January, 2006
Hamilton, Bermuda

Contact:  Fred Ryan
telephone: 441-295-8585

                W.P. Stewart & Co., Ltd. Announces Fourth Quarter
                       and Year-End 2005 Financial Results

o Fourth quarter GAAP earnings of $0.06 per share (diluted) after non-recurring, non-cash charge of $12.5 million ($0.27 per share, diluted); GAAP earnings of $0.48 per share (diluted) in fourth quarter, 2004

o Full year GAAP earnings of $0.87 per share (diluted); GAAP earnings of $1.39 per share (diluted) in 2004

o Cash earnings of $0.39 per share (diluted) for the fourth quarter ($0.52 per share, diluted, in fourth quarter 2004) and $1.38 per share (diluted) for the full year ($1.56 per share, diluted, in 2004) - see GAAP reconciliation statement below

o Investment performance continued strong in 2005; W.P. Stewart Holdings N.V. receives top S&P award

o     Flows  impacted  by  third  party  business  transaction,   as  previously
      announced

      W.P. Stewart & Co., Ltd. today reported earnings of $2.8 million, or $0.06 per share (diluted) and $0.06 per share (basic) for the fourth quarter ended 31 December 2005. These earnings reflect a fourth quarter non-recurring, non-cash charge of approximately $12.5 million ($0.27 per share, diluted) reflecting an impairment of customer-related intangible assets (see "Fourth Quarter 2005 Highlights" below). Excluding this charge, fourth quarter 2005 net income was $15.2 million or $0.33 per share (diluted) and $0.33 per share (basic). These results compare with net income in the fourth quarter of the prior year of $21.8 million, or $0.48 per share (diluted) and $0.48 per share (basic).

      Fourth Quarter 2005 Highlights

      As noted above, fourth quarter earnings included a non-recurring, non-cash charge of approximately $12.5 million or $0.27 per share (diluted) related to an impairment of customer-related intangible assets. This impairment reflects the liquidation of certain customer accounts of a subsidiary company, wholly owned by W.P. Stewart, as a result of a third party business transaction impacting the related clients. The liquidation resulted in an outflow of approximately $200 million in assets under management the fees from which were supporting customer-related intangible assets per the Financial Accounting Standards Board (SFAS No. 142).

      Subsequent to the notice leading to the liquidation of these related accounts, one of the parties to the third party transaction opened a new account and has begun to fund the account. As of 31 December 2005, assets totaling approximately $50 million had been received in this new account.

      Excluding this item, fourth quarter 2005 adjusted net income totaled $15.2 million or $0.33 per share (diluted).

      Cash earnings for the quarter ended 31 December 2005 were $18.0 million (net income of $2.8 million adjusted to include $15.2 million representing non-cash expenses of depreciation, amortization and other non-cash charges, including certain non-recurring charges, on a tax-effected basis), or $0.39 per share (diluted). In the same quarter of the prior year, cash earnings were $23.9 million (net income of $21.8 million adjusted for the inclusion of $2.1 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.52 per share (diluted).

      Results for the fourth quarter include performance fees of approximately $6.7 million ($14.5 million in 2004) of which approximately $5.4 million related to the performance during 2005 ($13.5 million in 2004) of W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. Performance fees on other accounts were approximately $1.3 million for 2005 ($1.0 million in 2004).

      Assets under management at 31 December 2005 were approximately $9.5 billion, compared to approximately $9.6 billion at the end of the prior quarter, a decrease of 1.1%, and an increase of 2.2% from approximately $9.3 billion reported at 31 December 2004.

      For the fourth quarter of 2005 there were 46,117,189 common shares outstanding on a weighted-average diluted basis compared to 45,676,651 common shares outstanding for the fourth quarter of 2004 on the same weighted-average diluted basis.

      Full Year Results

      For the full year ended 31 December 2005, net income was down 37.4%, compared to the prior year, to $40.1 million, or $0.87 per share (diluted) and $0.88 per share (basic), on revenues of $147.9 million. Net income for the full year ended 31 December 2004 was $63.1 million, or $1.39 per share (diluted) and $1.40 per share (basic), on revenues of $152.3 million.

      Net income and earnings per share for the full year 2005 include the non-recurring, non cash charges detailed above. Net income for the full year 2005 on an adjusted basis to exclude this item was $52.5 million or $1.14 per share (diluted).

      Cash earnings for the full year ended 31 December 2005 were $63.4 million (net income of $40.1 million adjusted to include $23.3 million, representing non-cash expenses of depreciation, amortization and other non-cash charges, including certain non-recurring charges, on a tax-effected basis), or $1.38 per share (diluted). For the full year ended 31 December 2004, cash earnings were $71.2 million (net income of $63.1 million adjusted for the inclusion of $8.1 million, representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $1.56 per share (diluted).

      For the full year ended 31 December 2005, there were 45,951,546 common shares outstanding on a weighted-average diluted basis compared to 45,524,043 common shares outstanding for the same period in 2004 on the same weighted-average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the fourth quarter of 2005 was 1.5%, pre-fee, and 1.2%, post-fee. This compares with 2.1% for the S&P 500 For the full year ended 31 December 2005, performance in the Composite was 7.3%, pre-fee, and 6.2%, post-fee. This compares with 4.9% for the S&P 500. In each of the one, three, five and ten-year periods, ended 31 December 2005, performance of the Composite has exceeded the performance of the S&P 500 on a pre-fee and a post-fee basis.

      As previously announced, W.P. Stewart Holdings N.V. ("WPSH") received an AAA Fund Management rating from Standard & Poor's ("S&P"), the highest rating possible. The S&P review process, in advance of granting the AAA rating, is based on an analysis of fund performance, the investment philosophy and process and management's consistency of approach.

      WPSH is an open-ended investment fund quoted and traded on Euronext Amsterdam. As of 31 December 2005, net assets of the fund were US$926 million.

      Assets Under Management

      Assets under management ("AUM") at year-end were approximately $9.5 billion, compared with approximately $9.6 billion at 30 September 2005, and approximately $9.3 billion reported at 31 December 2004.

      Total net flows of AUM for the quarter ended 31 December 2005 were approximately -$232 million, compared with total net flows of approximately -$346 million in the comparable quarter of 2004 and +$28 million in the third quarter of 2005. Total net flows of AUM for the year ended 31 December 2005 and 31 December 2004 were approximately -$362 million and approximately -$621 million, respectively.

      In the fourth quarter of 2005, net cash flows to existing accounts were approximately +$17 million, compared with net cash flows of +$94 million in the fourth quarter of 2004. Net cash flows to existing accounts were approximately -$48million and approximately +$60 million for the full years ended 30 December 2005 and 31 December 2004, respectively.

      Net new flows (net contributions to our publicly-available funds and flows from new accounts minus closed accounts) were approximately -$249 million for the quarter, compared to approximately -$440 million for the same quarter of the prior year. Net new flows were approximately -$314 million and approximately -$681 million for the full years ended 31 December 2005 and 31 December 2004, respectively.

      Look Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually, and currently our research analysts expect portfolio earnings growth to be within this historical range over the next few years.

      Revenues and Profitability

      Revenues were $45.5 million for the quarter ended 31 December 2005, down 6.1% from $48.4 million, for the same quarter of 2004. Revenues for the full years ended 31 December 2005 and 31 December 2004 were $147.9 million and $152.3 million, respectively.

      The average gross management fee, excluding performance fees, was 1.15% for the quarter ended 31 December 2005 and 1.17% for the year ended 31 December 2005, compared to 1.18% and 1.19% in each of the comparable periods of the prior year.

      Total operating expenses were $39.8 million for the fourth quarter 2005, an increase of 70.4% from $23.4 million in the same quarter of the prior year. Total operating expenses were $100.8 million and $81.3 million for the full years ended 31 December 2005 and 31 December 2004, respectively. Total operating expenses in the fourth quarter and for the full year 2005 include the $12.5 million non-recurring, non-cash charge detailed above.

      During 2004 and 2005, the Company issued restricted stock to various employees. The non-cash compensation expense related to these restricted stock grants was approximately $1.0 million for the fourth quarter of 2005 ($350,000 for the fourth quarter of 2004) and approximately $3.3 million for the full-year ended 31 December 2005 ($625,000 for the full year 2004). This non-cash compensation expense is included in "employee compensation and benefits".

      Pre-tax income, at $5.6 million, was 12.4% of gross revenues for the quarter ended 31 December 2005, compared to $25.1 million or 51.7% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $47.1 million (31.9% of gross revenues) for the full year ended 31 December 2005, and $71.0 million (46.6% of gross revenues) for the full year ended 31 December 2004. Excluding the non-recurring, non-cash charge, pre-tax income would have been $18.1 million or 39.8% of gross revenues and $59.5 million or 40.3% of gross revenues for each of the fourth quarter and full year of 2005, respectively.

      The Company's provision for taxes for the quarter ended 31 December 2005 was $2.9 million versus $3.3 million in the comparable quarter of the prior year, and was $7.0 and $7.9 million for the years ended 31 December, 2005 and 31 December 2004, respectively.

      On a GAAP basis, the tax rate in the fourth quarter of 2005 was 50.9% of income before taxes and 15% for the full year ended 31 December 2005. Adjusted for the non-cash, non-recurring impairment charge noted above, the tax rate was 15.9% and 11.8% in the fourth quarter and full year of 2005, respectively.

      Other Events

      The Company paid a dividend of $0.30 per common share on 27 January, 2006 to shareholders of record as of 13 January, 2006.

      Conference Call

      In conjunction with this fourth quarter and full year 2005 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Tuesday, 31 January 2006. The conference call will commence promptly at 9:15am (EST) and will conclude at 10:00am (EST). Those who are interested in participating in the teleconference should dial 1-800-370-0898 (within the United States) or +973-409-9260 (outside the United States). The conference ID is "W.P. Stewart".

      To listen to the live broadcast of the conference over the Internet, simply visit our website at http://www.wpstewart.com and click on the Investor Relations tab for a link to the web-cast.

      The teleconference will be available for replay from Tuesday 31 January, 2006 at 12:00 noon (EST) through Wednesday, 1 February, 2006 at 5:00 p.m. (EST). To access the replay, please dial 1-877-519-4471 (within the United States) or + 973-341-3080 (outside the United States). The PIN number for accessing this replay is 6898586.

      You will be able to access a replay of the Internet broadcast through Tuesday, 7 February, 2006, on the Company's website at www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      The Company

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                 For the Three Months Ended                       % Change From
                                       -----------------------------------------------    ------------------------------
                                       Dec. 31, 2005    Sept. 30, 2005   Dec. 31, 2004    Sept. 30, 2005   Dec. 31, 2004
                                       -------------    --------------   -------------    --------------   -------------

Revenue:
  Fees                                 $  34,339,458    $  25,716,931    $  38,917,688            33.53%          -11.76%
  Commissions                             10,087,334        7,278,100        8,908,412            38.60%           13.23%
  Interest and other                       1,035,520          690,266          605,813            50.02%           70.93%
                                       -------------    -------------    -------------    -------------    -------------

                                          45,462,312       33,685,297       48,431,913            34.96%           -6.13%
                                       -------------    -------------    -------------    -------------    -------------

Expenses:
  Employee compensation and benefits      12,575,819        7,118,277        9,686,277            76.67%           29.83%
  Fees paid out                            2,973,947        2,056,673        2,488,725            44.60%           19.50%
  Commissions, clearance and trading       2,103,729        1,779,427        1,800,255            18.23%           16.86%
  Research and  administration             3,517,898        3,587,671        3,712,891            -1.94%           -5.25%
  Marketing                                1,600,230        1,216,257        1,835,205            31.57%          -12.80%
  Depreciation and amortization           14,504,288        2,058,776        2,009,392           604.51%          621.82%
  Other operating                          2,545,850        2,269,163        1,836,197            12.19%           38.65%
                                       -------------    -------------    -------------    -------------    -------------
                                          39,821,761       20,086,244       23,368,942            98.25%           70.40%
                                       -------------    -------------    -------------    -------------    -------------

Income before taxes                        5,640,551       13,599,053       25,062,971           -58.52%          -77.49%

Provision for taxes                        2,868,987        1,384,429        3,258,026           107.23%          -11.94%
                                       -------------    -------------    -------------    -------------    -------------

Net income                             $   2,771,564    $  12,214,624    $  21,804,945           -77.31%          -87.29%
                                       =============    =============    =============    =============    =============

Earnings per share:

Basic earnings per share               $        0.06    $        0.27    $        0.48           -77.78%          -87.50%
                                       =============    =============    =============    =============    =============

Diluted earnings per share             $        0.06    $        0.27    $        0.48           -77.78%          -87.50%
                                       =============    =============    =============    =============    =============

   W.P. Stewart & Co., Ltd.
   Unaudited Condensed Consolidated Statements of Operations

                                               For the Year Ended December 31,
                                       ----------------------------------------------
                                            2005            2004              %
                                       -------------   -------------    -------------
Revenue:
  Fees                                 $ 113,197,833   $ 116,005,500            -2.42%
  Commissions                             31,889,805      34,819,726            -8.41%
  Interest and other                       2,767,217       1,496,179            84.95%
                                       -------------   -------------    -------------

                                         147,854,855     152,321,405            -2.93%
                                       -------------   -------------    -------------

Expenses:
  Employee compensation and benefits      34,152,799      29,102,102            17.36%
  Fees paid out                            9,058,834       7,760,372            16.73%
  Commissions, clearance and trading       6,993,204       7,371,412            -5.13%
  Research and  administration            14,399,422      14,781,318            -2.58%
  Marketing                                5,540,294       5,617,923            -1.38%
  Depreciation and amortization           20,659,198       8,038,837           156.99%
  Other operating                          9,959,838       8,648,979            15.16%
                                       -------------   -------------    -------------
                                         100,763,589      81,320,943            23.91%
                                       -------------   -------------    -------------

Income before taxes                       47,091,266      71,000,462           -33.67%

Provision for taxes                        7,038,582       7,851,775           -10.36%
                                       -------------   -------------    -------------

Net income                             $  40,052,684   $  63,148,687           -36.57%
                                       =============   =============    =============

Earnings per share:

Basic earnings per share               $        0.88   $        1.40           -37.14%
                                       =============   =============    =============

Diluted earnings per share             $        0.87   $        1.39           -37.41%
                                       =============   =============    =============

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                                          (in millions)

                                                  For the Three Months Ended                     For the Year Ended
                                        -----------------------------------------------    ------------------------------
                                        Dec. 31, 2005   Sept. 30, 2005    Dec. 31, 2004    Dec. 31, 2005    Dec. 31, 2004
                                        -------------   --------------    -------------    -------------    -------------
Existing Accounts:
  Contributions                         $        260     $        245     $        377     $        988     $        912
  Withdrawals                                   (243)            (222)            (283)          (1,036)            (852)
                                        ------------     ------------     ------------     ------------     ------------
Net Flows of Existing Accounts                    17               23               94              (48)              60
                                        ------------     ------------     ------------     ------------     ------------
Publicly Available Funds:
  Contributions                                   85               55               44              256              203
  Withdrawals                                    (38)             (18)             (72)            (149)            (172)
Direct Accounts Opened                           114               23               75              312              228
Direct Accounts Closed                          (410)             (55)            (487)            (733)            (940)
                                        ------------     ------------     ------------     ------------     ------------
Net New Flows                                   (249)               5             (440)            (314)            (681)
                                        ------------     ------------     ------------     ------------     ------------

Net Flows of Assets Under Management    $       (232)    $         28     $       (346)    $       (362)    $       (621)
                                        ============     ============     ============     ============     ============

* The table above sets forth the total net flows of assets under management for the three months ended December 31, 2005, September 30, 2005 and December 31, 2004, respectively, and for the years ended December 31, 2005 and 2004, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.